Filed by Magnum Hunter Resources, Inc.
                                       pursuant to Rule 425 under the Securities
                                        Act of 1933 and deemed filed pursuant to
                                       Rule 14a-12 of the Securities Act of 1934
                                             Subject Company: Prize Energy Corp.
                                                             File No.: 333-76774


            THE FOLLOWING IS A PRESS RELEASE DATED FEBRUARY 19, 2002
                    ISSUED BY MAGNUM HUNTER RESOURCES, INC.
--------------------------------------------------------------------------------

Magnum Hunter Resources, Inc.
600 E. Las Colinas Blvd., Suite 1100, Irving, TX 75039
Phone (972) 401-0752 Fax (972) 401-3110
Internet Address: http://www.magnumhunter.com
                  ---------------------------



                                                           FOR IMMEDIATE RELEASE

American Stock Exchange
Common   -   MHR
Bonds    -   MHR.B

--------------------------------------------------------------------------------

                              MAGNUM HUNTER UPDATES
                      STOCKHOLDERS ON NEW WARRANT OFFERING

     Irving, Texas, February 19, 2002, Magnum Hunter Resources, Inc. ("Magnum Hunter") announced today that it expects its Registration Statement on Form S-3 pertaining to the distribution to common stockholders, at no charge, of one warrant (hereinafter referred to as "2002 Warrant") for every five shares of common stock owned on January 10, 2002, to be declared effective by the Securities and Exchange Commission on March 8, 2002.

     The Magnum Hunter common stock will not trade "ex-rights" until the Registration Statement is declared effective. Accordingly, any sales of common stock by Magnum Hunter stockholders between the January 10, 2002 record date and the "ex-rights" date will be subject to "due bills" by which the selling stockholders are obligated to deliver, upon receipt, the applicable warrants to the purchasers of the common stock who at the time of the transaction paid a "rights on" price; i.e., the rights are being sold with the applicable common stock until the "ex-rights" date.

     Magnum Hunter will distribute the 2002 Warrants to shareholders, only pursuant to a prospectus, as soon as practical after March 8, 2002.

     Each 2002 Warrant will entitle the holder to purchase one share of common stock at $15.00. The 2002 Warrants will expire at 5:00 P.M. New York City time three years from the date of distribution, unless the Company's Board of Directors decides it is in the best interest of the Company to extend the expiration date. Magnum Hunter's Board will also have complete discretion to (i) discount the exercise price on all or a portion of the 2002 Warrants at anytime during the term and (ii) partially redeem and determine the method of partial redemption (by lot or pro rata). The 2002 Warrants will be transferable and the Company intends to apply for a listing for the 2002 Warrants on the American Stock Exchange.

                                       ###

     Magnum Hunter Resources, Inc. is one of the nation's fastest growing independent exploration and development companies engaged in three principal activities: (1) the exploration, development and production of crude oil, condensate and natural gas; (2) the gathering, transmission and marketing of natural gas; and (3) the managing and operating of producing oil and natural gas properties for interest owners.


             FOR FURTHER INFORMATION CONTACT: MICHAEL P. MCINERNEY,
                        INVESTOR RELATIONS (972) 401-0752



                  Additional Information and Where to Find it

     In connection with the proposed merger, Magnum Hunter and Prize filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Magnum Hunter and Prize with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Magnum Hunter's filings may be obtained by directing a request to Magnum Hunter Resources, Inc., 600 East Las Colinas Blvd., Suite 1100, Irving, Texas 75039, Attn: Michael P. McInerney, telephone: (972) 401-0752. Free copies of Prize's filings may be obtained by directing a request to Prize Energy Corp., 3500 William D. Tate, Suite 200, Grapevine, Texas 76051, Attn: Lon C. Kile, telephone: (817) 424-0406.

                        Participants in the Solicitation

     Magnum Hunter, Prize and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of Magnum Hunter's stockholders and Prize's stockholders, respectively, under the rules of the Commission, including their interests in the merger, will be set forth in the joint proxy statement/prospectus to be filed by Magnum Hunter and Prize with the Commission.